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Buchanan Ingersoll PC
ATTORNEYS

One Oxford Centre
301 Grant Street, 20th Floor
Pittsburgh, PA 15219-1410
T 412 562 8800
F 412 562 1041
www.buchananingersoll.com

October 20, 2005

VIA FACSIMILE –(202) 772-9368

Ms. Carmen Moncada-Terry
United States Securities
and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: CNX Gas Corporation Registration Statement on Form S-1, filed August 12, 2005 and as amended on September 28, 2005, File No. 333-127483

Dear Ms. Moncada-Terry:

Per my conversation with you and H. Roger Schwall on October 19, 2005, and on behalf of CNX Gas Corporation (the "Company"), I am providing supplementally the information that you have requested related to the recent private secondary sales of the Company's common stock. As we discussed, we are providing this information as part of the Company's response to the Staff's comment No. 3 as stated in the Staff's original comment letter to the Company dated September 8, 2005 and comment No. 1 in the Staff's second comment letter dated October 17, 2005 with respect to the above-referenced registration statement. My understanding based on our conversation was that you wanted volume and price information for secondary transfers of shares of the Company's common stock that have occurred subsequent to the close of the Company's private placement.

The volume and price information for secondary transfers included on Schedule 1 attached hereto has been provided to the Company by Friedman, Billings, Ramsey & Co., Inc. ("FBR"), the initial purchaser and placement agent in the Company's private placement. FBR has informed us that all secondary transfer transactions that have occurred through FBR have been reported by FBR to The PORTAL Market ("PORTAL"). We understand from FBR that PORTAL does not report prices for purchase and sale transactions of common stock that are eligible for PORTAL. Accordingly, the trade information appearing on Schedule 1 may not be complete and reflects only specific transactions that have been reported to the Company by FBR.

Per your request, I am also enclosing a copy from the cover page from a final prospectus of Centennial Bank Holdings, Inc., which is another issuer that we believe utilized a similar transaction structure as the Company.

We plan to amend the Company's disclosure on the prospectus cover page to reflect the transactions that have occurred as set forth on Schedule 1. X

X put on cover page

Pennsylvania :: New York :: Washington, DC :: Florida :: New Jersey :: Delaware :: California

③

Should you have any questions regarding the enclosed, please feel free to give me a call at the above-referenced number.

Very truly yours,



Jeremiah G. Garvey

cc: Stephen W. Johnson, Esq.
     Mark Zvonkovic, Esq.
     Lewis U. Davis, Jr., Esq

④

Schedule 1

CNX Gas Corporation

Secondary Sales of Common Stock
(last trade price, volume in shares*)

Sep 12: $18 per share, with volume of 358,750

Sep 13: $19 per share, with volume of 458,500

Sep 14: $19 per share, with volume of 10,000

Sep 15: $19.50 per share, with volume of 105,000

Sep 16: $19.50 per share, with volume of 7,500

Sep 19: $20; volume: 170,000

Sep 20: $20; volume: 162,500

Sep 21: No trades

Sep 22: $20.50; volume: 150,000

Sep 23: $20.25; volume: 345,000

Sep 26: $20.50; volume: 828,000

Sep 27: No trades

Sep 28: $20.50; volume: 253,000

Sep 29: $20.50; volume: 342,000

Sep 30: No trades

Oct 3: No trades

Oct 4: $21.25; volume: 265,000

Oct 5: $21.00; volume: 330,700

Oct. 6: $21.00; volume: 69,100

Oct. 7: $20.75; volume: 172,500

* FBR has indicated to us that to the extent the volumes include "riskless principal transactions" through FBR such transactions have been treated as a single transaction for volume calculation purposes.

Exhibit A
424B3 1 d424b3.htm PROSPECTUS

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-124855

PROSPECTUS

50,637,923 Shares



Common Stock

This prospectus relates to the disposition from time to time of up to 50,637,923 shares of common stock, par value $0.001 per share, of Centennial Bank Holdings, Inc. by the holders of these shares named in this prospectus, whom we refer to as the "selling stockholders," and their transferees. We are registering the shares to provide the selling stockholders with freely tradable securities, but the registration of the shares does not necessarily mean that any or all of such shares will be offered by the selling stockholders. See "Principal and Selling Stockholders." We will not receive any of the proceeds from the disposition of the shares by the selling stockholders. In addition to the 50,637,923 shares that may be offered from time to time by the selling stockholders, the consummation of our acquisition of First MainStreet Financial, Ltd. resulted in the issuance of 9,517,731 additional shares. The shares that may be offered from time to time by the selling stockholders represent approximately 81% of our outstanding common stock.

The shares of our common stock have been approved for quotation on the Nasdaq National Market under the symbol "CBHI". Until such time as our common stock is listed on Nasdaq, we expect that the selling stockholders will sell their shares at prices between $10.50 and $12.50, if any shares are sold. After our common stock is quoted on Nasdaq, the selling stockholders may sell all or a portion of these shares from time to time in market transactions through any stock exchange or market on which our stock is then listed, in negotiated transactions or otherwise, and at prices and on terms that will be determined by the then-prevailing market price or at negotiated prices.

Investing in our common stock involves risk. See "Risk Factors" beginning on page 12 to read about factors you should consider before investing in our common stock.

The selling stockholders identified in this prospectus or their transferees may offer and sell the shares held by them at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, at negotiated prices or otherwise in accordance with the plan of distribution described in this prospectus. If the shares are to be sold by transferees of the selling stockholders under this prospectus, we must file a post-effective amendment to the registration statement that includes this prospectus, amending the list of selling stockholders to include the transferee as a selling stockholder. If any selling stockholder intends to use an agent or principal to sell their shares, a post-effective amendment to the registration statement that includes this prospectus will be filed, naming the agent or principal as an underwriter and disclosing the compensation arrangement. All selling stockholders are subject to Regulation M and are precluded from engaging in any short selling activities prior to effectiveness and for as long as they are participants in the offering. See "Plan of Distribution."

We will not receive any of the proceeds from the disposition of the shares by the selling stockholders, but we have agreed to bear the expenses of registration of the shares under Federal and state securities laws. See "Use of Proceeds," "Principal and Selling Stockholders" and "Plan of Distribution."

The selling stockholders identified in this prospectus may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on the resale of the shares may be deemed to be an underwriting commission or discount under the Securities Act. If any agents or broker-dealers participate in the distribution of the shares, they may be deemed to be "underwriters" within the meaning of the Securities Act, and we will file a prospectus supplement and/or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus, naming such agents or broker-dealers and disclosing any compensation arrangements.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The securities offered hereby are not deposits or savings accounts of a bank or savings association and they are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

The date of this prospectus is October 3, 2005

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